SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 000-50778

                                  Hemosol Corp.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  X    Form 40-F
          ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No   X
    ---       ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

The following is included in this Report on Form 6-K:

1.  Press Release, dated as of November 7, 2005
2.  Material Change Report, dated as of October 28, 2005

                                                                         HEMOSOL

--------------------------------------------------------------------------------
MEDIA RELEASE
--------------------------------------------------------------------------------


           HEMOSOL RECEIVES NOTIFICATION OF NON-COMPLIANCE FROM NASDAQ


TORONTO, ONTARIO (NOVEMBER 7, 2005) - Hemosol Corp. (NASDAQ: HMSL, TSX: HML) today announced that on November 3, 2005 it received notification from The Nasdaq Stock Market indicating that for the previous 30 consecutive business days, the bid price of Hemosol's common stock closed below the minimum US$1.00 per share requirement for continued inclusion under Nasdaq Marketplace Rule 4450(b)(4) (the "Rule").

As a result, in accordance with Nasdaq Marketplace Rule 4450(e)(2), Hemosol will be provided 180 calendar days, or until May 2, 2006, to regain compliance by having its shares close above $1.00 for a minimum of 10 consecutive trading days.

If Hemosol has not regained compliance with the Rule by May 2, 2006, Nasdaq will issue a letter notifying the Company that its common stock will be delisted. At that time, Hemosol may appeal the determination to delist its common stock to a Listings Qualifications Panel.

ABOUT HEMOSOL

Hemosol is an integrated biopharmaceutical developer and manufacturer of biologics, particularly blood-related protein based therapeutics.


For more information visit Hemosol's website at www.hemosol.com.

The Common Shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the TSX under the trading symbol "HML".



Contact:  JASON HOGAN
          Investor & Media Relations
          416 361 1331
          800 789 3419
          416 815 0080 fax
          ir@hemosol.com
          www.hemosol.com

Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived from that technology; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                             MATERIAL CHANGE REPORT

                    SECTION 7.1 OF NATIONAL INSTRUMENT 51-102
                        CONTINUOUS DISCLOSURE OBLIGATIONS


ITEM 1:  NAME AND ADDRESS OF COMPANY

         Hemosol Corp. ("Hemosol" or the "Company")
         2585 Meadowpine Blvd.
         Mississauga, Ontario  L5N 8H9


ITEM 2:  DATES OF MATERIAL CHANGES

         October 21, 2005 and October 28, 2005


ITEM 3:  NEWS RELEASE

Press releases were issued on October 21, 2005 and October 28, 2005 by Hemosol in Toronto, Ontario over Canada NewsWire, copies of which are attached hereto as Schedules A and B, respectively.


ITEM 4:  SUMMARY OF MATERIAL CHANGE

On October 21, 2005 Hemosol announced, and on October 28, 2005 the Company reiterated that it has held several discussions with potential investors in connection with its proposed private placement financing, and discussions with several parties in connection with potential strategic transactions. However, as of October 28, 2005, no commitments have been obtained, and no assurance can be given that Hemosol will be able to complete any such transactions given its current financial resources.

On October 28, 2005, Hemosol also announced that it has served approximately two-thirds of its employees with layoff notices. The layoffs are necessary in order for the Company to conserve its remaining cash and to continue to pursue potential strategic relationships and various financing options.

Hemosol requires additional capital shortly to continue as a going concern and is in discussions with its secured creditors with respect to its current financial position.


ITEM 5:  FULL DESCRIPTION OF MATERIAL CHANGE

On October 21, 2005 Hemosol announced, and on October 28, 2005 the Company reiterated that it has held several discussions with potential investors in connection with its proposed private placement financing, and discussions with several parties in connection with potential strategic transactions. However, as of October 28, 2005, no commitments have been obtained, and no assurance can be given that Hemosol will be able to complete any such transactions given its current financial resources.

On October 28, 2005, Hemosol also announced that it has served approximately two-thirds of its employees with layoff notices. The layoffs are necessary in order for the Company to conserve its remaining cash and to continue to pursue potential strategic relationships and various financing options.

Hemosol requires additional capital shortly to continue as a going concern and is in discussions with its secured creditors with respect to its current financial position.


ITEM 6:  RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable


ITEM 7:  OMITTED INFORMATION

Not applicable


ITEM 8:  EXECUTIVE OFFICER

For further information, please contact Lee Hartwell, President and Chief Executive Officer of Hemosol at (905) 286-6200.




DATED at Mississauga, Ontario this 28th day of October, 2005.


                                      HEMOSOL CORP.

                                      by  (signed) Lee Hartwell
                                          -------------------------------------
                                          Lee Hartwell
                                          President and Chief Executive Officer

                                   SCHEDULE A

MEDIA RELEASE

                        HEMOSOL PROVIDES CORPORATE UPDATE
                        ---------------------------------

TORONTO, ONTARIO (OCTOBER 21, 2005) - Hemosol Corp. (NASDAQ: HMSL, TSX: HML) today provided investors with an update on the status of its financing and strategic initiatives.

Hemosol has held several discussions with potential investors in connection with its proposed private placement financing but no commitments have been obtained to date. Hemosol has also held discussions with several parties in connection with potential strategic transactions but no commitments have been obtained to date. No assurance can be given that Hemosol will be able to complete any such transactions given its current financial resources.

Hemosol requires additional capital shortly to continue as a going concern and is in discussions with its secured creditors with respect to its current financial position.



About Hemosol

Hemosol is an integrated biopharmaceutical developer and manufacturer of biologics, particularly blood-related protein based therapeutics. The Company is deploying a novel technology, Plasma Protein Chromatography (PPC), which has the potential to change the business dynamics of the therapeutic plasma proteins sector. Hemosol also continues to develop its rich and diverse therapeutic pipeline that includes three technology platforms - Oxygen Therapeutics for the treatment of high volume blood loss; Drug Delivery for the treatment of Hepatitis C and liver cancer; and Cell Therapeutics for the treatment of chronic myelogenous leukemia and chemotherapy-induced anemia.

For more information visit Hemosol's website at www.hemosol.com.

THE COMMON SHARES ARE LISTED ON THE NASDAQ STOCK MARKET UNDER THE TRADING SYMBOL "HMSL" AND ON THE TSX UNDER THE TRADING SYMBOL "HML".



Contact:
           JASON HOGAN
           Investor & Media Relations
           416 361 1331
           800 789 3419
           416 815 0080 fax
           ir@hemosol.com
           www.hemosol.com

Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived from that technology; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                                   SCHEDULE B

MEDIA RELEASE

                      HEMOSOL ANNOUNCES LAYOFF OF EMPLOYEES
                      -------------------------------------



TORONTO, ONTARIO (OCTOBER 28, 2005) - Hemosol Corp. (NASDAQ: HMSL, TSX: HML) today announced that it has served approximately two thirds of its employees with layoff notices. The layoffs are necessary in order for the Company to conserve its remaining cash and to continue to pursue potential strategic relationships and various financing options.

As previously announced, Hemosol has held several discussions with potential investors in connection with its proposed private placement financing but no commitments have been obtained to date. Hemosol has also held discussions with several parties in connection with potential strategic transactions but no commitments have been obtained to date. No assurance can be given that Hemosol will be able to complete any such transactions given its current financial resources.

Hemosol requires additional capital shortly to continue as a going concern and is in discussions with its secured creditors with respect to its current financial position.



About Hemosol

Hemosol is an integrated biopharmaceutical developer and manufacturer of biologics, particularly blood-related protein based therapeutics. The Company is deploying a novel technology, Plasma Protein Chromatography (PPC), which has the potential to change the business dynamics of the therapeutic plasma proteins sector. Hemosol also continues to develop its rich and diverse therapeutic pipeline that includes three technology platforms - Oxygen Therapeutics for the treatment of high volume blood loss; Drug Delivery for the treatment of Hepatitis C and liver cancer; and Cell Therapeutics for the treatment of chronic myelogenous leukemia and chemotherapy-induced anemia.

For more information visit Hemosol's website at www.hemosol.com.

THE COMMON SHARES ARE LISTED ON THE NASDAQ STOCK MARKET UNDER THE TRADING SYMBOL "HMSL" AND ON THE TSX UNDER THE TRADING SYMBOL "HML".



Contact:
           JASON HOGAN
           Investor & Media Relations
           416 361 1331
           800 789 3419
           416 815 0080 fax
           ir@hemosol.com
           www.hemosol.com

Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived from that technology; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   HEMOSOL CORP.

                                   By: /s/ Lee Hartwell
                                       -----------------------------------------
                                       Name: Lee Hartwell
                                       Title: President, Chief Executive Officer
                                              and Chief Financial Officer



Date: November 8, 2005